                                   FORM U-3A-2


                                                      File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION
                                Washington, D.C.

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935


SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

        1.     Southwestern Energy Company, an Arkansas corporation, is
               located at 1083 Sain  Street,  Fayetteville,  Arkansas (P. O. Box
               1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with eight wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Oklahoma, Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns an interest in a partnership that operates an intrastate natural gas pipeline in Arkansas; Arkansas Western Pipeline Company, a corporation that operates an 8-mile interstate pipeline in northeast Arkansas and southeast Missouri; and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

               The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, Arkansas Western Pipeline Company, and A. W. Realty Company, occupy the same location as that of Claimant. The main locations of Southwestern Energy Production Company are 5151 San Felipe, Suite 700, Houston, Texas 77056-3608, and 5600 N. May Ave., Suite 200, Oklahoma City, Oklahoma 73112-3979. The main location of Diamond "M" Production Company is 5151 San Felipe, Suite 700, Houston, Texas 77056-3608. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103.

               All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company and Arkansas Western Pipeline Company are also authorized to do business in Missouri and Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas.

        2.     Claimant,  Southwestern Energy Company, is the parent company and
               owns   beneficially   and  of  record  100%  of  the  issued  and
               outstanding shares of stock of its eight subsidiaries.

               Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 6,468 miles of pipeline. This system includes, in Arkansas, a gathering and storage system with 442 miles of pipeline, 925 miles of transmission pipeline and 3,524 miles of distribution pipeline. Additionally the system includes, in Missouri, 434 miles of transmission pipeline and 1,143 miles of distribution pipeline.

               AWG's northwest Arkansas gas utility system gathers its gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the NOARK Pipeline System (NOARK) as discussed below. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville, and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas.

               At December 31, 1997, Southwestern Energy Pipeline Company (SWPL) owned a 48% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Fort Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.

        3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 1997, as follows:

               (a)  Natural gas distributed at retail:


                                   Average
               Utility Sales      Consumers           Mcf           Sales

               Residential         151,116        12,614,206     $ 77,832,088
               Commercial           20,771         8,384,850       43,697,989
               Industrial              313         6,636,715       26,474,796
                                   -------        ----------     ------------

                      Total        172,200        27,635,771     $148,004,873
                                   =======        ==========     ============

               (b) There were 7,463,242 Mcf of natural gas distributed at retail outside the state of Arkansas by the public utility subsidiary.

               (c) There were 2,157,292 Mcf of natural gas sold to industrial consumers outside the state or at the state line by the public utility subsidiary.

               (d) There were 4,134,960 Mcf of natural gas purchased outside the state or at the state line by the public utility subsidiary.

        4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                    EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 1997.

                                    EXHIBIT B

Financial Data Schedule for the year ended December 31, 1997.

                                    EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.





The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

                                                    SOUTHWESTERN ENERGY COMPANY



                                                    By:   /s/ GREGORY D. KERLEY
                                                    ---------------------------
                                                          Gregory D. Kerley
                                                        Senior Vice President -
                                                       Treasurer and Secretary


ATTEST:



 /s/ JEFFREY L. DANGEAU
------------------------
  Jeffrey L. Dangeau
  Assistant Secretary




Notices and correspondence concerning this statement should be addressed to:
        Gregory D. Kerley, Senior Vice President - Treasurer and Secretary Southwestern Energy Company
        P. O. Box 1408
        Fayetteville, Arkansas  72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
(in thousands)

                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
Operating Revenues:
    Gas sales                          $         -   $  148,005    $   57,546    $    28,172   $     61     $     -   $         -
    Gas marketing                                -            -             -              -          -           -             -
    Oil sales                                    -            -             -         11,719      2,539           -             -
    Gas transportation                           -        4,255             -              -          -           -             -
    Other                                        -        1,895            92              -          -         320             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      154,155        57,638         39,891      2,600         320             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -       90,558             -              -          -           -             -
    Gas purchases - marketing                    -            -             -              -          -           -             -
    Operating and general                        -       37,180         5,934         14,423      2,536         108            59
    Depreciation, depletion and
      amortization                               -        6,553        13,377         25,634      1,329          70             -
    Taxes, other than income taxes               -        2,923           489          3,009         95          51             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      137,214        19,800         43,066      3,960         229            59
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
        Operating income                         -       16,941        37,838         (3,175)    (1,360)         91           (59)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Interest Expense:
    Interest on long-term debt              19,818            -             -              -          -           -             -
    Intercompany interest                   (5,089)       5,156           272         (1,342)       466         209           192
    Other interest charges                     606          390             -             63          -           -             1
    Interest capitalized                         -          (36)         (753)        (3,698)         -           -             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                            15,335        5,510          (481)        (4,977)       466         209           193
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Other Income (Expense)                       2,168         (619)           15             (2)         -          78        (4,527)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

    Income before provision for income
          taxes                            (13,167)      10,812        38,334          1,800     (1,826)        (40)       (4,779)

Provision (Benefit) for Income Taxes        (5,936)       4,147        15,040            533       (640)        (16)       (1,875)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------


        Net Income (Loss)              $    (7,231)     $ 6,665    $   23,294    $     1,267   $ (1,186)    $   (24)  $    (2,904)
                                       ============  ===========   ===========   ============  =========    ========  ============



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
(in thousands)
                                       Arkansas     Southwestern
                                       Western      Energy
                                       Pipeline     Services
                                       Company      Company       Eliminations      Consolidated
                                       ---------    ----------    ------------      ------------
Operating Revenues:
    Gas sales                          $      -     $       -     $(43,486)(b)      $   190,298
    Gas marketing                             -        82,807      (17,372)(b)           65,435
    Oil sales                                 -             -          -                  14,258
    Gas transportation                      383             -         (281)(c)            4,357
    Other                                     -             -         (466)(c)            1,841
                                       ---------    ----------    ------------      ------------
                                            383        82,807      (61,605)             276,189
                                       ---------    ----------    ------------      ------------

Operating Costs and Expenses:
    Gas purchases - utility                   -             -      (43,752)(b)(c)        46,806
    Gas purchases - marketing                 -        80,426      (17,372)(b)           63,054
    Operating and general                    44         1,014       (2,131)(c)           59,167
    Depreciation, depletion and
      amortization                           98            16        1,131 (c)           48,208
    Taxes, other than income taxes           29            36          386 (c)            7,018
                                       ---------     ---------    ------------      ------------
                                            171        81,492       (61,738)            224,253
                                       ---------     ---------    ------------      ------------

        Operating income                    212         1,315           133              51,936
                                       ---------     ---------    ------------      ------------

Interest Expense:
    Interest on long-term debt                -             -             -              19,818
    Intercompany interest                    56            80             -                   -
    Other interest charges                    3            20             -               1,083
    Interest capitalized                      -             -             -              (4,487)
                                       ---------     ---------    ------------      ------------
                                             59           100             -              16,414
                                       ---------     ---------    ------------      ------------

Other Income (Expense)                        -             3        (2,133) (c)(d)      (5,017)
                                       ---------     ---------    ------------      ------------

    Income before provision for income
          taxes                             153         1,218        (2,000)             30,505

Provision (Benefit) for Income Taxes         60           477             -              11,790
                                       ---------     ---------    ------------      ------------


        Net Income (Loss)              $     93      $    741     $  (2,000)        $    18,715
                                       =========     =========    ============      ============

(b)To eliminate intercompany sales and purchases.
(c)To eliminate intercompany income and expense items.
(d)To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
(in thousands)
                                                                                Southwestern   Diamond                 Southwestern
                                       Southwestern  Arkansas                   Energy         "M"          A.W.       Energy
                                       Energy        Western Gas                Production     Production   Realty     Pipeline
                                       Company       Company      SEECO, Inc.   Company        Company      Company    Company
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
Assets

Current Assets:
    Cash                               $     3,694   $     901    $        -    $         5    $       -    $     -    $         -
    Accounts receivable                     (1,286)     27,079         1,994         16,365          736     (2,790)        (2,212)
    Income taxes receivable                  3,074           -             -              -            -          -              -
    Inventories, at average cost                 -      14,509         5,901             55            -          -              -
    Under-recovered purchased gas costs          -       9,428             -              -            -          -              -
    Other                                      783       1,409           281          2,147            -          2              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
        Total current assets                 6,265      53,326         8,176         18,572          736     (2,788)        (2,212)
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Investments:
    Investment in subsidiaries, at cost    413,898           -             -              -            -          -              -
    Advances to (from) subsidiaries              -           -             -              -            -          -              -
    Other                                       27           -             -              -            -         49          6,963
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                           413,925           -             -              -            -         49          6,963
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -           -       238,133        463,086        6,875          -             -
    Gas utility system                           -     210,452             -              -            -          -             -
    Gas in underground storage                   -      10,560        13,188              -            -          -             -
    Other                                   16,522           -             -          2,600            -      6,040             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                            16,522     221,012       251,321        465,686        6,875      6,040             -
    Less - Accumulated depreciation,
        depletion and amortization           9,915      72,703       112,638        168,687        1,623        639             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------
                                             6,607     148,309       138,683        296,999        5,252      5,401             -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

Other Assets                                 8,634       2,589            15          1,059          142         -              -
                                       ------------  ----------   -----------   ------------   ----------   --------   -----------

                                       $   435,431   $ 204,224    $  146,874    $   316,630    $   6,130    $ 2,662    $    4,751
                                       ============  ==========   ===========   ============   ==========   ========   ===========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
(in thousands)

                                       Arkansas    Southwestern
                                       Western     Energy
                                       Pipeline    Services
                                       Company     Company       Eliminations  Consolidated
                                       ---------   ------------  ------------  ------------
Assets
Current Assets:
    Cash                               $      -    $         3   $        -    $     4,603
    Accounts receivable                       6          5,860            -         45,752
    Income taxes receivable                   -              -            -          3,074
    Inventories, at average cost              -              -            -         20,465
    Under-recovered purchased gas costs       -              -            -          9,428
    Other                                    11              -            -          4,633
                                       ---------  -------------  ------------  ------------
        Total current assets                 17          5,863            -         87,955
                                       ---------  -------------  ------------  ------------

Investments:
    Investment in subsidiaries, at cost       -              -    (413,898)(a)           -
    Advances to (from) subsidiaries           -              -           -               -
    Other                                     -              -           -           7,039
                                       ---------  -------------  ------------  ------------
                                              -              -    (413,898)          7,039
                                       ---------  -------------  ------------  ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                      -              -           -         708,094
    Gas utility system                    2,327              -           -         212,779
    Gas in underground storage                -              -           -          23,748
    Other                                     -            157           -          25,319
                                       ---------  -------------  ------------  ------------
                                          2,327            157           -         969,940
    Less - Accumulated depreciation,
        depletion and amortization          410             23           -         366,638
                                       ---------  -------------  ------------  ------------
                                          1,917            134           -         603,302
                                       ---------  -------------  ------------  ------------

Other Assets                                129              2           -          12,570
                                       ---------  -------------  ------------  ------------

                                       $  2,063   $      5,999   $ (413,898)   $   710,866
                                       =========  =============  ============  ============

(a)To eliminate investment in subsidiaries.

CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1997
(in thousands)
                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $     3,071   $        -    $        -    $         -   $       -    $    -    $         -
    Accounts payable                         7,613        6,733         5,008          4,939         402         -             26
    Taxes payable                              489        2,575           422             32           -        66              -
    Interest payable                         2,424          145             -              -           -         -              -
    Customer deposits                            -        5,307             -              -           -         -              -
    Other                                   (4,375)       8,165           115            311           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
          Total current liabilities          9,222       22,925         5,545          5,282         402        66             26
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------

Long-Term Debt, less current
    portion above                          296,472       78,026             -              -           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
Other Liabilities:
    Deferred income taxes                    1,035       18,850        37,666         73,634        (169)      436          5,906
    Deferred investment tax credits              -        1,672             -              -           -         -              -
    Other                                      710        1,280             -          2,594           -         -              -
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------
                                             1,745       21,802        37,666         76,228        (169)      436          5,906
                                       ------------  -----------   -----------   ------------  ----------   -------   ------------

Shareholders' Equity:
    Common stock                             2,774       24,214         8,244              1           -         1              2
    Capital in excess of par                21,475       29,000        22,000        234,545       7,000     1,728          7,573
    Retained earnings                      137,096       28,257        73,419            574      (1,103)      431         (8,756)
    Common stock in treasury, at cost      (32,357)           -             -              -           -         -              -
    Unamortized cost of shares issued
         under stock grant plan               (996)           -             -              -           -         -              -
                                       ------------  -----------   -----------   ------------   ---------   -------   ------------
                                           127,992       81,471       103,663        235,120       5,897     2,160         (1,181)
                                       ------------  -----------   -----------   ------------   ---------   -------   ------------

                                       $   435,431    $ 204,224    $  146,874    $   316,630    $  6,130    $2,662    $     4,751
                                       ============  ===========   ===========   ============   =========   =======   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1997
(in thousands)

                                       Arkansas  Southwestern
                                       Western   Energy
                                       Pipeline  Services
                                       Company   Company        Eliminations   Consolidated
                                       --------  ------------   ------------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $     -   $         -    $         -    $     3,071
    Accounts payable                        13         5,169              -         29,903
    Taxes payable                           (2)          311              -          3,893
    Interest payable                         -             -              -          2,569
    Customer deposits                        -             -              -          5,307
    Other                                    -            30              -          4,246
                                       --------  ------------   ------------   ------------
          Total current liabilities         11         5,510              -         48,989
                                       --------  ------------   ------------   ------------

Long-Term Debt, less current
    portion above                          660             -        (78,686)(a)    296,472
                                       --------   -----------   ------------   ------------

Other Liabilities:
    Deferred income taxes                  219             7              -        137,584
    Deferred investment tax credits          -             -              -          1,672
    Other                                    -             -              -          4,584
                                       --------   -----------    -----------   ------------
                                           219             7              -        143,840
                                       --------   -----------    -----------   ------------

Shareholders' Equity:
    Common stock                             2             2        (32,466)(a)     2,774
    Capital in excess of par               900             -       (302,746)(a)    21,475
    Retained earnings                      271           480              -       230,669
    Common stock in treasury, at cost        -             -              -       (32,357)
    Unamortized cost of shares issued
         under stock grant plan              -             -              -          (996)
                                       --------    ----------    -----------   ------------
                                         1,173           482       (335,212)       221,565
                                       --------    ----------    -----------   ------------


                                       $ 2,063     $   5,999     $ (413,898)   $   710,866
                                       ========    ==========    ===========   ============

(a)To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1997
(in thousands)

                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       Seeco, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, beginning of year   $   150,262   $   21,592    $   52,125    $      (693)  $      83    $   455    $    (5,852)

Net income (loss)                           (7,231)       6,665        23,294          1,267      (1,186)       (24)        (2,904)

Cash dividends                              (5,935)           -        (2,000)             -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, end of year         $   137,096   $   28,257    $   73,419    $       574   $  (1,103)   $   431    $    (8,756)
                                       ============  ===========   ===========   ============  ==========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1997
(in thousands)


                                       Arkansas    Southwestern
                                       Western     Energy
                                       Pipeline    Services
                                       Company     Company        Eliminations    Consolidated
                                       --------    ------------   ------------    ------------

RETAINED EARNINGS, beginning of year   $   178     $      (261)   $         -     $   217,889

Net income (loss)                           93             741         (2,000)(d)      18,715

Cash dividends                               -               -          2,000 (d)      (5,935)
                                       --------    ------------   ------------    ------------

RETAINED EARNINGS, end of year         $   271     $       480    $        -      $   230,669
                                       ========    ============   ============    ============

(d)To eliminate intercompany dividends.